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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                           SEC File Number: 001-13657

(Check One):  |_| Form 10-K   |_| Form 20-F    |_| Form 11-K   |X| Form 10-Q
              |_| Form N-SAR

              For Period Ended:     December 31, 2001
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              |_|  Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on  Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended:
                                                  ----------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
     STANDARD AUTOMOTIVE CORPORATION
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Full Name of Registrant

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Former Name if Applicable
     280 PARK AVENUE, 21ST FLOOR WEST
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Address of Principal Executive Office (Street and Number)
     NEW YORK, NEW YORK 10017
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                   |X|      (a) The reasons described in reasonable detail in
                                Part III of this form could not be eliminated without unreasonable effort or expense;

                   |X|      (b) The subject annual report, semi-annual report,
                                transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                   |_|      (c) The accountant's statement or other exhibit
                                required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

     On February 11, 2002, Standard Automotive Corporation ("we" or "our") announced that our Board of Directors (the "Board") had appointed director John
E. Elliott II as Chairman of the Board and Chief Restructuring Officer. We also announced that James F. O'Crowley, III was no longer our Chief Executive Officer and President. In addition, the following directors have resigned from our
Board: Karl M. Massaro, Steven J. Merker, William C. Needham, Jr. (a member of our Board's Audit Committee) and Joseph Spinella.

     Because of the changes in our senior management, our Board and the Audit Committee of our Board, we do not have sufficient time and resources to complete and file our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001 (the "10-Q") by the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 John E. Elliott II, Chief Restructuring Officer    (212)         286-1300
 Matthew B. Burris, Chief Financial Officer         (212)         286-1300
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               (Name)                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes  |_| No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                         |X| Yes  |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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In the 10-Q, we expect to report a net loss of approximately $5.8 million for the three months ended December 31, 2001, as compared to a net loss of approximately $1.9 million for the same period in 2000. We expect to report net revenues of $18.2 million for the three months ended December 31, 2001, a decrease of 43.7% from net revenues of $32.3 million, as restated, for the same period in 2000. We expect to report that net revenues for our Truck Body/Trailer Division decreased to approximately $8.9 million for the three months ended December 31, 2001 from approximately $21.4 million, as restated, for the same period in 2000, a decrease of 58%. The decrease in net revenues is primarily attributable to the significant downturn in the truck body and trailer industries. We expect to report that as a result of the downturn in our Truck Body/Trailer Division, our Critical Components Division contributed 51.0% of revenues for the three months ended December 31, 2001 versus 33.8% for the same period in 2000. We expect to report that our Critical Components Division experienced an overall net revenue decrease of 14.7%, to $9.3 million for the three months ended December 31, 2001, compared to $10.9 million for the same period in 2000. We expect to report that selling, general & administrative expenses ("SG&A") were $5.3 million during the three months ended December 31, 2001, a decrease of $0.1 million from $5.4 million incurred, as restated, during the comparable period in 2000. SG&A, as a percentage of net revenues, increased to 29.1% of net revenues, up from 16.7% for the comparable period in 2000. The percentage increase reflects the lower revenues in 2001 while we incurred professional fees associated with our efforts to restructure our Term Loan and Revolving Credit Facility (the "Credit Facility") and obtain forbearance from the senior lenders under the Credit Facility.



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                         STANDARD AUTOMOTIVE CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        February 14, 2002              By    /s/ MATTHEW B. BURRIS
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                                                 MATTHEW B. BURRIS
                                                 Chief Financial Officer,
                                                 Treasurer, Vice President
                                                 and Secretary

                                    ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S. Code 1001).